SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs an exploration & production partnership
agreement with Indian state-owned corporation

(Rio de Janeiro, June 4, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that Petrobras’ president, José Sergio Gabrielli de Azevedo, signed a partnership agreement today (06/04), in New Delhi, with ONGC, India’s biggest oil & gas corporation. The agreement, which also involves ONGC Videsh Limited (OVL), ONGC’s international branch, was signed by Indian executives Radhey Shyam Sharma and R. S. Butola. Six deepwater exploratory blocks will be operated, three of which in Brazil and three off the Eastern Coast of India.

In Brazil, the blocks are located in Maranhão, in the Sergipe-Alagoas Basin and in the Santos Basin. In India, meanwhile, the blocks to be explored are in the Krishna Godavari, Mahanadi, and Cauvery Basins. All of these blocks are in deep waters and at least one well will be drilled in each one of them.

Technological cooperation

President Luiz Inácio Lula da Silva and the Prime Minister of India, Manmohan Singh, attended the event. Petrobras’ International Area (ANI) Director, Nestor Cerveró, and its Exploration & Production (E&P) Director, Guilherme Estrella, in addition to executive managers Francisco Nepomuceno (Exploration & Production), and Samir Passos Awad (International Area for America, Africa and Eurasia) were also present.

The agreement also foresees cooperation in several oil industry activities, especially offshore exploration & production in India, Brazil, and in other countries.

ONGC produces some 600,000 barrels of oil per day and 70 million cubic meters of gas per day and has sought to diversify its operations by investing in other countries. It recently purchased 15% participation in the Ostra, Abalone, Argonauta and Nautilus fields, in the Campos Basin, which are operated by Shell and in which Petrobras has 35% participation.

Common interest

Petrobras has participated in bids held by the Indian oil regulator since 2005, but it hadn’t struck any deals until now. During its negotiations with the Indian national oil company, Petrobras identified areas of common interest between the companies, not only as far as exploratory portfolios are concerned, but also in technological aspects. ONGC is well positioned in a few Asian regions, such as Myanmar, Vietnam and Iran.

From the technological standpoint, the Indian company is interested in having Petrobras as a partner for its renowned excellence in deep and ultra-deep water exploration and production. Since negotiations were kicked off, Petrobras sent two missions to India to study the opportunities ONGC offered. The Indian company, meanwhile, sent a team to Brazil last April to analyze Petrobras’ offers.

CEO Forum

Soon before signing the agreement with ONGC and ONGC Videsh Ltd., Gabrielli spoke as the president of the delegation of Brazilian executives who are travelling with president Lula in his visit to India. During the closing ceremony for the First Brazil-India Forum of CEOs, Gabrielli said the gathering held today (Monday, 06/04) among businesspeople from both countries "was extremely productive." To Petrobras’ president, business opportunities have been identified which are certain to intensify the Brazil/India trade relations, particularly in biofuels, infrastructure, pharmaceuticals, and transportation. The need for technical mission exchanges between the two countries was also defined.

Biofuels and Ethanol

In the early evening (9 AM in Brazil), Gabrielli met with president Lula and with India’s Oil & Gas minister, Murli Deora, to discuss the Indian interest in undertaking joint biofuels and ethanol projects. President Lula stated the Indian government is interested in boosting ethanol production and use in India using Brazilian technology.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I Raul Adalberto de Campos - Gerente Executivo I E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947
This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “ intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.